As filed with the Securities and Exchange Commission on July 25, 1996
                                                Registration No. 333-
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         LEVITZ FURNITURE INCORPORATED
             (Exact name of Registrant as specified in its charter)

                DELAWARE                          23-2351830
      (State or other jurisdiction             (I.R.S. Employer
    of incorporation or organization)         Identification No.)


6111 Broken Sound Parkway, N.W., Boca Raton, FL 33487-2799, (561) 994-6006
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                       Edward P. Zimmer, Esq., Secretary
                         Levitz Furniture Incorporated
6111 Broken Sound Parkway, N.W., Boca Raton, FL 33487-2799, (561) 994-6006
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Robert B. Pincus, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                                 P.O. Box 636
                             Wilmington, DE  19899

Aprroximate Date of Commencement of Proposed Sale to the Public:
    September 25, 1996.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (X)
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   ( )
     If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.   ( )

                      CALCULATION OF REGISTRATION FEE

                                        Proposed      Proposed     Amount
                         Amount to      Maximum       Maximum        of
                            be         Aggregate     Aggregate    Registra-
  Title of Shares to     Registered    Price Per      Offering      tion
     be Registered          (1)        Unit (2)      Price (2)      Fee

 COMMON STOCK,
 PAR VALUE $.01 PER
 SHARE . . . . . . .     283,972        $4.75         $1,348,867     $465



(1) Also includes an indeterminate number of shares to be issued pursuant to the anti-dilution provisions of the warrants (as defined below).
(2) Calculated pursuant to paragraph (c) of Rule 457 under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low sale prices for a share of common stock on The New York Stock Exchange on July 24, 1996, which is within five business days prior to filing.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registation statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED JULY 25, 1996
     PROSPECTUS

                               283,972 Shares

                             of Common Stock of

                       Levitz Furniture Incorporated

          This Prospectus relates to the common stock, par value $.01 per share ("Company Common Stock"), of Levitz Furniture Incorporated, a Delaware corporation (the "Company"), to be issued upon the exercise of certain warrants ("Warrants") of the Company. The Warrants were issued by the Company in connection with the Offer to Exchange and Consent Solicitation dated
     February 22, 1996, as supplemented, of the Company and its wholly owned subsidiary, Levitz Furniture Corporation, a Florida corporation ("Levitz"), pursuant to which the Company and Levitz issued (i) such Warrants and (ii) $91,549,000 aggregate principal amount of 13 3/8 % Senior Notes due October 15, 1998 of Levitz (the "New Notes"), in exchange for $91,549,000 aggregate principal amount of outstanding 12 3/8 % Senior Notes due April 15, 1997 of Levitz, guaranteed on a subordinated basis by the Company (the
     "Old Notes"), and the solicitation of consents by the Company and Levitz to certain amendments, as set forth in the Offer to Exchange and Consent Solicitation, to the Indenture pursuant to which the Old Notes were issued. The Warrants are exercisable during the period commencing September 25, 1996 through March
     25, 2001. Each Warrant will entitle the holder thereof to acquire, at an exercise price per share equal to $3.89, one share of Company Common Stock, subject to adjustment. In lieu of any fractional shares, each holder of fractional warrants shall receive an amount in cash. See "DESCRIPTION OF THE WARRANTS-General."

          The Company Common Stock is quoted on the New York Stock Exchange ("NYSE") under the symbol "LFI." On July 24, 1996, the last reported sale price of the Company Common Stock on the NYSE Composite Tape was $ 4 3/4.


        Prospective investors should carefully consider the matters dicussed under "Risk Factors" beginning on page 4.


       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.



             The date of this Prospectus is July        , 1996.


                           AVAILABLE INFORMATION

          The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site at http:www.sec.gov. that contains reports, proxy statements and other information. Such materials can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

          The Company has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the locations described above.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-12046) are incorporated herein by reference:

          (a)  Annual Report on Form 10-K for the year ended March 31,
               1996;

          (b) Proxy Statement relating to the Company's 1996 Annual Meeting of Stockholders; and

          (c) The description of the Company Common Stock, contained in the Company's registration statement on Form 8-A, which became effective on July 1, 1993, including any amendment or reports filed for the purpose of updating such description.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

          Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Levitz Furniture Incorporated, 6111 Broken Sound Parkway, N.W., Boca Raton, Florida 33487-2799, Attention: Edward P. Zimmer, Secretary. Telephone requests may be directed to the Secretary at (561) 994-6006.

          THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THE COMPANY'S ANNUAL AND QUARTERLY REPORTS. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE IN THE HOME FURNISHINGS INDUSTRY INCREASES SIGNIFICANTLY; (2) THE COMPANY IS UNABLE TO SUCCESSFULLY IMPLEMENT ITS NEW LONG-TERM STRATEGIC INITIATIVES AND CONTINUE ITS COST REDUCTION PROGRAMS AND THEREBY REVERSE ITS RECENT OPERATING LOSSES; (3) THE COMPANY'S SUBSTANTIAL DEGREE OF LEVERAGE HINDERS ITS ABILITY TO OBTAIN ADDITIONAL FINANCING, REDUCES FUNDS AVAILABLE FOR OPERATIONS OR HINDERS ITS ABILITY TO ADJUST RAPIDLY TO CHANGING MARKET CONDITIONS; AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AND SUCH FORWARD LOOKING STATEMENTS IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS."

                                RISK FACTORS

          Prospective purchasers of Company Common Stock should consider carefully the information set forth or incorporated by reference in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the Company Common Stock being offered hereby. References here to a particular Fiscal Year refer to the twelve-month period ended March 31 of the referenced year.

     Holding Company Structure

          The Company is a holding company whose operations are conducted through Levitz. Thus, the ability of the Company to make distributions and other payments on Company Common Stock, and the value of Company Common Stock in the marketplace, is dependent on Levitz's ability to pay dividends to the Company in sufficient amounts. The Company's ability to obtain dividends from Levitz is restricted by the Senior Secured Facilities (as defined below), the indentures relating to Levitz's outstanding indebtedness and Florida law.

     Competition

          The home furnishings industry is a highly competitive and fragmented market with sales estimated at over $47.7 billion in 1995. According to a leading industry publication, the nation's 100 largest furniture retailers accounted for approximately 25% of all furniture sales in the United States in 1995. According to the same publication, in 1995, Levitz represented 2.1% of total domestic furniture sales and was the largest specialty retailer of furniture in the United States.

          Levitz's competition varies significantly according to geographic areas. Levitz's principal competitors consist of local independent specialty furniture retailers. Levitz also competes with regional specialty furniture retailers, general merchandisers and, in certain limited categories, wholesale clubs. Levitz believes that its regional diversification gives it a significant advantage over other competitors. Levitz's name is widely recognized by furniture consumers. In the future, Levitz may have increasing competition from other major retail operations, some of which may have greater financial and other resources than Levitz and may derive revenues from sales of products other than household furnishings.

     Recent Operating Losses And Sales Declines

          The Company had net loss of approximately $14.3 million in Fiscal 1994, net income of approximately $2.4 million in Fiscal 1995, and a net loss of approximately $23.8 million in Fiscal 1996. Furthermore, Levitz had net income of approximately $18.0 million and $3.2 million in Fiscal 1994 and 1995, respectively, and a net loss of approximately $22.3 million in Fiscal 1996. Comparable store sales for Levitz for Fiscal 1995 and 1996 declined 2.3% and 9.6%, respectively. Comparable store sales in the first quarter of Fiscal 1997 have declined 5.7% from the comparable period in Fiscal 1996 and the Company expects to report a loss in the first quarter of Fiscal 1997. Levitz believes that these losses and sales declines resulted in part from the general decline in retail sales of furniture in the United States, an overall weakening of the domestic economy, specifically in California (where 25% of Levitz's stores are located), and the resulting downward pressure on selling prices. Levitz's ability to reverse its recent operating losses will be affected by certain economic factors, specifically consumer spending, but is primarily dependent upon management's ability to successfully implement its new long-term strategic initiatives and continue its cost reduction programs. There can be no assurance, however, that Levitz's management will be able to successfully implement such initiatives and programs.

     Leverage And Ability To Service Debt

          The Company has a high degree of leverage. At March 31, 1996, the outstanding amount of indebtedness including capitalized lease obligations of the Company was approximately $436.2 million, or approximately 119% of its total capitalization. At March 31, 1996, the Company had a negative net worth of $67.7 million. Furthermore, at March 31, 1996, the outstanding amount of indebtedness (other than trade payables and taxes) of Levitz was approximately $341.7 million, or approximately 128% of its total capitalization. In addition, at March 31, 1996, Levitz had outstanding approximately $87.8 million of capitalized lease obligations and a negative net worth of approximately $71.7 million.

          On July 1, 1996, Levitz and certain of its wholly owned subsidiaries entered into new senior secured credit facilities providing for up to $190.0 million of availability (collectively, the "Senior Secured Facilities") and repaid the entire outstanding balance of $125.9 million under its previous credit agreement. The previous credit agreement has been terminated. The Senior Secured Facilities are secured by substantially all of the assets of Levitz and its subsidiaries and are comprised of the Tranche A Facility (the "Tranche A Facility") providing for up to $150.0 million and the Tranche B Facility providing for up to $40.0 million.

          As of July 1, 1996, Levitz had $40.3 million of availability under the Tranche A Facility and the borrowing base limitation is in excess of the maximum permitted borrowings under the terms of the Tranche A Facility. The Senior Secured Facilities require the Company to achieve an interest coverage ratio beginning December 31, 1996 and quarterly thereafter. It also contains limitations on capital expenditures, additional indebtedness, incurrence of liens, sales of assets, payment of dividends and investments and other restrictions. There can be no assurance, however, that future financial results that comply with the restrictive covenants and financial tests in the Senior Secured Facilities will be achieved, and Levitz's inability to satisfy these covenants, if not waived by its lenders, could result in a default under the Senior Secured Facilities. In the event of such a default, the lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest, due and payable. If Levitz were unable to pay such amounts, the lenders could proceed against any collateral securing obligations due to them. There can be no assurance, however, that the assets of Levitz would be sufficient to repay in full such senior indebtedness and other indebtedness of Levitz.

     Retail Furniture Industry

          The retail furniture industry historically has been highly cyclical and directly affected by, among other things, housing starts, existing home sales, consumer confidence and general economic conditions. Furniture purchases are generally discretionary, and, in view of the fact that they represent a significant expenditure to the average consumer, are often deferred during times of economic uncertainty. There can be no assurance, however, that as economic conditions improve, Levitz's operations will become more profitable.

     Possible Volatility Of Price Of Company Common Stock

          The market price of shares of Company Common Stock may be highly volatile. Factors such as announcements of fluctuations in Levitz's or its competitors' operating results and market conditions for retail furniture industry stocks in general could have a significant impact on the future price of shares of Company Common Stock. There can be no assurance, however, that an active trading market for Company Common Stock will be sustained, or that the future market price of Company Common Stock will exceed the exercise price of the Warrants.

                                THE COMPANY

     Background

          The Company was incorporated in Delaware in 1984 under the name LFC Holding Corporation for the purpose of acquiring Levitz. The Company changed its name to Levitz Furniture Incorporated in 1993. The Company's only material asset is the common stock of Levitz, and it conducts no business other than holding the common stock of Levitz. The principal executive offices of the Company are located at 6111 Broken Sound Parkway, N.W., Boca Raton, Florida 33487-2799, and its telephone number is (561) 994-6006.

          Levitz was organized in 1965 as a Florida corporation, is the successor to a business originally commenced in 1910 and was acquired by the Company in 1985. Levitz is the largest specialty retailer of furniture in the United States with, as of May 31, 1996, a chain of 68 warehouse-showrooms and 66 satellite stores located in major metropolitan areas in 26 states. Levitz pioneered the warehouse-showroom concept by opening the first warehouse-showroom in 1963 in Allentown, Pennsylvania. Today, Levitz stores serve customers in 22 of the largest 25 metropolitan statistical areas and in Fiscal 1996 generated revenues of over $986.6 million. Management believes the Levitz name to be one of the most recognized in furniture retailing.

          In June 1994, Levitz acquired the John M. Smyth Company, an Illinois corporation ("JMS"). JMS operates a chain of three warehouse-showrooms and three satellite stores in the Chicago, Illinois market under the trade name, John M. Smyth Homemakers. JMS' facilities contain a total of approximately 930,000 square feet, including approximately 360,000 square feet of selling space. These stores are substantially similar to Levitz stores with the exception that the JMS stores carry a broader selection of higher-priced merchandise. Accordingly, references to Levitz in this report will include the JMS stores unless stated to the contrary.

          Levitz stores offer a wide selection primarily of brand-name furniture and accessories, including living room, bedroom, dining room, kitchen and occasional furniture and bedding. Some of the well-known, nationally advertised brands offered by Levitz stores include Ashley, Bassett, Benchcraft, Berkline, Broyhill, Douglas, Flexsteel, Lane, Lea Industries, Lexington, Rowe, Serta, Simmons, Stanley, Stratford, Thomasville and Universal. Levitz does not manufacture any of the merchandise sold in its stores, but instead devotes all of its resources to the retail sale of furniture.


                        DESCRIPTION OF THE WARRANTS

          The Warrants were issued under a Warrant Agreement (the "Warrant Agreement") by and between the Company, as issuer, and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). The terms of the Warrants include those stated in the Warrant Agreement and the Warrant Certificate attached thereto (the "Warrant Certificate"), and holders of the Warrants are referred to the Warrant Agreement and the Warrant Certificate for a statement of them. The statements made herein relating to the Warrants and the Warrant Agreement are summaries and do not purport to be complete. Such summaries are qualified in their entirety by express reference to the proposed form of Warrant Agreement (including the Warrant Certificate), a copy of which may be obtained by contacting the Company.

     General

          The Warrants are exercisable at any time on or after September 25, 1996 prior to their expiration on March 25, 2001, at an exercise price per share of Company Common Stock to be acquired equal to $3.89. Upon exercise, each Warrant entitles the holder to receive one share of Company Common Stock. No certificates or scrip representing fractional shares of Company Common Stock shall be issued upon the exercise of fractional Warrants. In lieu of any such fractional share, each holder of fractional Warrants who exercises such fractional Warrants shall be issued an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying (i) the per share closing price on the NYSE of the Company Common Stock (as reported in the NYSE Composite Transactions) on the date of exercise (or, if the Company Common Stock shall not trade on the NYSE on such date, the first day of trading in the Company Common Stock on the NYSE thereafter) by (ii) the fractional share to which such holder would otherwise be entitled.

          The Warrants may be exercised by surrendering to the Warrant Agent the Warrant Certificates evidencing such Warrants, with the accompanying form of election to purchase properly completed and executed. Upon surrender of the Warrant Certificates, the Warrant Agent shall deliver or cause to be delivered, to or upon the written order of such holder, certificates representing the shares of Company Common Stock to which such holder is entitled.

          Certificates for Warrants shall be issued in registered form only, and no service charge shall be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     Anti-Dilution Adjustments

          In the event that the Company effects a dividend or other distribution (whether in the form of cash, capital stock of the Company or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event that affects the Company Common Stock such that an adjustment is appropriate to prevent dilution of the rights of holders of Warrants, the Company shall make equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of capital stock that may be issued or issuable pursuant to the Warrants, and (ii) the exercise price relating to the shares of Company Common Stock underlying the Warrants.

     Amendment

          From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of holders shall require the written consent of registered holders of a majority of the then outstanding Warrants. The consent of each holder of a Warrant affected shall be required for any amendment pursuant to which an exercise price could be imposed or the number of shares of Company Common Stock which could be acquired upon exercise of Warrants would be decreased.

     Other Matters

          In accordance with the Warrant Agreement, the Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, and the Warrants may be transferred and exercised, in whole or in part, by presenting them at the office of the Warrant Agent.


                        DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock, 3,700,000 shares of nonvoting common stock, par value $.01 per share ("Nonvoting Company Common Stock"), and 2,500,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of July 19, 1996, 29,620,628 shares of Company Common Stock were issued and outstanding. As of July 19, 1996, 3,573,662 shares of Nonvoting Company Common Stock were issued and outstanding. In addition, an aggregate of 700,000 shares of Company Common Stock have been granted but not yet issued to certain officers of the Company pursuant to restricted stock awards. No shares of Preferred Stock are issued and outstanding.

     Company Common Stock

          Voting Rights.  Each holder of shares of Company Common
     Stock is entitled to one vote per share on all matters to be voted on by stockholders.

          Dividend Rights. The holders of Company Common Stock are entitled to dividends and other distributions if, as and when declared by the Board of Directors out of assets legally available therefor, subject to the rights of any holder of Preferred Stock outstanding, restrictions set forth in indentures relating to the New Notes and the 9-5/8% Notes due 2003 of Levitz, the Senior Secured Facilities and the restrictions, if any, imposed by other indebtedness outstanding from time to time.

          Other Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Company, the holders of shares of Company Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all of its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock. The holders of Company Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are they entitled to the benefits of any sinking fund provisions.

          Listing; Transfer Agent and Registrar. The Company Common Stock is listed on the NYSE under the symbol "LFI." The transfer agent and registrar for the Company Common Stock is American
     Stock Transfer & Trust Co.

     Nonvoting Company Common Stock

          The Nonvoting Company Common Stock is identical to the Company Common Stock except with respect to voting and conversion rights. The holders of Nonvoting Company Common Stock have no right to vote. Each record holder of Nonvoting Company Common Stock is entitled at its option to convert any or all of such shares into the same number of shares of Company Common Stock, provided that such conversion would not result in such holder and its affiliates directly or indirectly owning, controlling or having the power to vote a greater quantity of securities of any kind of the Company than such holder and its affiliates are permitted to own, control or have power to vote under applicable laws and regulations. The Nonvoting Company Common Stock is intended to meet the needs of certain stockholders who are subject to limitations under the Bank Holding Company Act of 1956 on their ability to hold more than five percent of the voting stock of the Company.

     Preferred Stock

          The Company's Restated Certificate of Incorporation (the "Certificate") authorizes the Company's Board of Directors to provide for the issuance of preferred stock in series and to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Company Common Stock, which could adversely affect the rights of the holders of Company Common Stock.

     Certain Provisions Of Certificate And By-Laws

          The Company's Certificate and By-Laws, Section 203 of the Delaware General Corporation Law (the "DGCL") and the Company's Stockholder Rights Plan contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise more difficult.

          Business Combinations.   Section 203 of the DGCL prohibits a
     publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the person became an interested stockholder, unless, upon consummation of such transaction, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock, subject to certain exceptions.

          Classified Board of Directors and Related Provisions. The Certificate provides that the Board of Directors shall be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision will prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. The Certificate provides that the number of directors will be no greater than eleven and no less than three. The Certificate further provides that directors may be removed only for cause. This provision, in conjunction with the provisions of the Certificate authorizing the Board of Directors to fill vacant directorships, prevents stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

          No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The By-Laws provide that except as otherwise required by law, special meetings of the stockholders may be called by the Chairman of the Board of Directors or the President or by either officer at the request in writing of a majority of the Board of Directors. Any call for a special meeting must specify the purpose of the proposed meeting.

          Indemnification. The Certificate provides that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

          Stockholder Proposals. The By-Laws provide that if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual stockholders meeting, the stockholder must submit written notice to the Company not less than 60 nor more than 90 days prior to the date of the meeting, or, if notice of the meeting is given to stockholders less than 70 days from the date of the meeting, within 10 days following the day such notice of the meeting was sent or given to stockholders by the Company. Notices of stockholder proposals must set forth the reasons for conducting such business at the annual meeting. Director nomination notices must set forth the name, age and address of the nominee, arrangements between the stockholder and the nominee and such other information as would be required under Regulation 14A of the Exchange Act. The Chairman of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the By-Laws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed. They may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. As a result, the By-Laws may discourage or deter a third party from conducting a solicitation of proxies to request the Board of Directors to take certain actions.

     Stockholder Rights Plan

          Each share of Company Common Stock (for purposes of this discussion of the Stockholder Rights Plan, references to Company Common Stock include all shares of Nonvoting Company Common Stock) includes one right ("Right") to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a purchase price of $50.00 per Unit, subject to adjustment in certain events (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and the rights agent named therein (the "Rights Agreement"), which is incorporated herein by reference.

          The Rights are attached to all certificates representing outstanding shares of Company Common Stock, including shares of Company Common Stock issued upon exercise of the Warrants.
     Rights separate from the Company Common Stock and a Distribution Date (as defined in the Rights Agreement) will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Company Common Stock, other than a person who owned more than 15% of the Company Common Stock prior to July 12, 1993 (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person. Until the Distribution Date, (i) the Rights are evidenced by the Company Common Stock certificates and will be transferred with and only with such certificates, (ii) Company Common Stock certificates contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Company Common Stock also constitutes the transfer of the Rights associated with the stock represented by such certificates.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 12, 2003, unless earlier redeemed or exchanged by the Company, as described below.

          As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights certificates alone will represent the Rights.

          In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Company Common Stock at a price and on terms which a majority of independent directors determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Fair Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company, as set forth below.

          In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Fair Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

          The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted rights or warrants to subscribe for Series A Preferred Stock or certain convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Company Common Stock or such other consideration as the Board of Directors of the Company may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Company Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive a $.01 per Right redemption price.

          At any time after the occurrence of a Flip-In Event and prior to a person becoming the beneficial owner of 50% or more of the shares of Company Common Stock then outstanding, the Company may, at its option, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Company Common Stock (and/or other equity securities deemed to have the same value as one share of Company Common Stock) per Right, subject to adjustment.

          Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights Agreement has certain anti-takeover effects. The Rights Agreement causes substantial dilution of beneficial ownership of Company Common Stock to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights Agreement may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's Board of Directors can redeem the Rights or approve a Fair Offer, the Rights Agreement should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

     Limitations On Liability Of Directors

          The Company's Certificate provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages to the fullest extent permitted by the DGCL.
     Section 102(b)(7) of the DGCL currently provides that a director's liability for breach of fiduciary duty to a corporation or its stockholders may be eliminated or limited except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable for unlawful payment of dividends or unlawful stock purchases or redemptions, and (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the board of directors of a Delaware corporation protection against awards of monetary damages for negligence in the performance of their duties. It does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Any amendment to this provision of the DGCL will automatically be incorporated by reference in the Company's Certificate without any vote on the part of the Company's stockholders, unless otherwise required.


                      DETERMINATION OF OFFERING PRICE

          The exercise price of the Warrants, $3.89 per share, equals the average closing price of the Company Common Stock on the NYSE over a randomly selected 10-day trading period within the 20-day trading period immediately prior to the issuance of the Warrants on March 25, 1996.

                              USE OF PROCEEDS

          The Company will receive all of the net proceeds from the sale of shares of Company Common Stock offered hereby. The
     Company intends to use the proceeds for general corporate purposes.

                            PLAN OF DISTRIBUTION

          The shares of Company Common Stock are issuable from time to time upon the exercise of Warrants by the holders thereof. Upon surrender by a holder of such holder's Warrant Certificate, the Warrant Agent shall deliver or cause to be delivered, to or upon the written order of such holder, certificates representing the shares of Company Common Stock to which such holder is entitled.

                               LEGAL MATTERS

          The validity of the Company Common Stock issuable upon exercise of the Warrants will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Wilmington, Delaware.

                                  EXPERTS

          The consolidated financial statements and schedule incorporated by reference in this Prospectus of Levitz Furniture Incorporated have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


     No dealer, salesperson or
     other individual has been
     authorized to give any
     information or to make any
     representations other than
     those contained in this
     prospectus in connection with
     the offering made by this
     prospectus.  If given or made,
     such information or
     representation must not be
     relied upon as having been
     authorized by Levitz Furniture
     Incorporated or any of its
     agents.  This prospectus does
     not constitute an offer to
     sell, or a solicitation of an
     offer to buy, any of the
     securitites offered hereby in
     any jurisdiction where, or to
     any person to whom, it is
     unlawful to make such offer or
     solicitation.  Neither the
     delivery of this prospectus                 283,972 Shares
     nor any sale made hereunder                       of
     shall, under any                            Common Stock of
     circumstances, create an
     implication that there has not
     been any change in the facts                LEVITZ FURNITURE
     set forth in this prospectus                  INCORPORATED
     or in the affairs of Levitz
     Furniture Incorporated since
     the date hereof.

            TABLE OF CONTENTS

                                  Page

     AVAILABLE INFORMATION . . .     2

     INCORPORATION OF CERTAIN
       DOCUMENTS BY REFERENCE. . .   2                Prospectus

     RISK FACTORS  . . . . . . . .   4

     THE COMPANY . . . . . . . . .   7

     DESCRIPTION OF THE
       WARRANTS . . . . . . . . .    8

     DESCRIPTION OF CAPITAL
       STOCK  . . . . . . . . . .   10

     DETERMINATION OF OFFERING
       PRICE  . . . . . . . . . .   15

     USE OF PROCEEDS . . . . . .    15

     PLAN OF DISTRIBUTION  . . .    15

     LEGAL MATTERS . . . . . . .    15

     EXPERTS . . . . . . . . . .    15




                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14.  Other Expenses of Issuance and Distribution.

          The following expenses (other than the SEC filing fee) are estimated.

               SEC registration  . . . . . . . . . . .    $      465
               Printing and engraving expenses . . . .             *
               Legal fees and expenses . . . . . . . .             *
               Blue Sky fees and expenses (including
                legal fees and expenses) . . . . . . .             *
               Accounting fees and expenses  . . . . .             *
               Transfer agent and trustee fees . . . .             *
               Miscellaneous . . . . . . . . . . . . .             *
                       Total . . . . . . . . . . . . .    $        *

               *To be filed by amendment.

     ITEM 15.  Indemnification or Director and Officers.

          The Restated Certificate of Incorporation of the Company (the "Certificate") provides that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

          The Company's Certificate also provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Section 102(b)(7) of the DGCL currently provides that a director's liability for breach of fiduciary duty to a corporation or its stockholders may be eliminated or limited except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable for unlawful payment of dividends or unlawful stock purchases or redemptions, and (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the board of directors of a Delaware corporation protection against awards of monetary damages for negligence in the performance of their duties. It does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Any amendment to this provision of the DGCL will automatically be incorporated by reference in the Company's Certificate, without any vote on the part of the Company's stockholders, unless otherwise required.

     ITEM 16.  Exhibits

          The Exhibits listed in the following Exhibit Index are filed as part of the Registration Statement:

          EXHIBIT NUMBER                     DESCRIPTION

               4(a)                Form of Stockholder Rights Plan,
                                   including exhibits.*

               5(a)                Opinion of Skadden, Arps, Slate,
                                   Meagher & Flom.**

               10(a)               Warrant Agreement, dated as of
                                   March 25, 1996, by and between the
                                   Company and American Stock Transfer &
                                   Trust Company, as agent.***

               10(b)               Form of Warrant, dated March
                                   25, 1996 (included as Exhibit A to
                                   Exhibit 10(a)).***

               23(a)               Consent of Skadden, Arps,
                                   Slate, Meagher & Flom
                                   (included in Exhibit 5(a)).**

               23(b)               Consent of Arthur Andersen, LLP.

               24(a)               Powers of Attorney (see signature page).

     __________________

           * Incorporated by reference from the Company's and Levitz's Registration Statement Nos. 33-61534 and
               33-61534-01 on Form S-1 filed April 23, 1993.

           **  To be filed by amendment.

           *** Incorporated by reference from the Company's Annual
               Report on Form 10-K for the fiscal year ended March 31, 1996.

     ITEM 17.  Undertakings.

          (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                    (ii) To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrar pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
               (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on July 24, 1996.

                              LEVITZ FURNITURE INCORPORATED

                              By: /s/ MICHAEL BOZIC
                                  Michael Bozic, Chairman of the Board, Chief
                                  Executive Officer and Director

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick J. Nolan and Edward P. Zimmer, and each of them, each with full power to act without the other, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments or supplements (including post-effective amendments) to this Form S-3 Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below:

   SIGNATURE                 TITLE                         DATE

   /s/  MICHAEL BOZIC        Chairman of the Board and    July 24, 1996
        Michael Bozic        Chief Executive Officer

   /s/ PATRICK J. NOLAN      Vice President and Chief     July 24, 1996
       Patrick J. Nolan      Financial Officer
                             (Principal Financial
                             Officer and Principal
                             Accounting Officer)

   /s/ RICHARD M. CASHIN     Director                     July 24, 1996
       Richard M. Cashin


    /s/ ROBERT M. HARRELL    Director                     July 24, 1996
        Robert M. Harrell

    /s/ BRUCE C. LEADBETTER  Director                     July 24, 1996
        Bruce C. Leadbetter

    /s/ KENNETH D. MOELIS    Director                     July 24, 1996
        Kenneth D. Moelis

    /s/ HENRY B. REILING     Director                     July 24, 1996
        Henry B. Reiling

    /s/ WAYNE W. WRIGHT      Director                     July 24, 1996
        Wayne W. Wright

                              EXHIBIT INDEX

          EXHIBIT NUMBER                     DESCRIPTION

               4(a)                Form of Stockholder Rights Plan,
                                   including exhibits.*

               5(a)                Opinion of Skadden, Arps, Slate,
                                   Meagher & Flom.**

               10(a) Warrant Agreement, dated as of March 25, 1996, by and between the Company and American Stock Transfer & Trust Company, as agent.***

               10(b)               Form of Warrant, dated March
                                   25, 1996 (included as Exhibit A to
                                   Exhibit 10(a)).***

               23(a)               Consent of Skadden, Arps,
                                   Slate, Meagher & Flom
                                   (included in Exhibit 5(a)).**

               23(b)               Consent of Arthur Andersen, LLP.

               24(a)               Powers of Attorney (see signature page).
     __________________

           * Incorporated by reference from the Company's and Levitz's Registration Statement Nos. 33-61534 and
               33-61534-01 on Form S-1 filed April 23, 1993.

           **  To be filed by amendment.

           *** Incorporated by reference from the Company's Annual
               Report on Form 10-K for the fiscal year ended March 31, 1996.


                                                         EXHIBIT 23(B)

                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated July 1, 1996, included in the Levitz Furniture Incorporated's Form 10-K for the year ended March 31, 1996 and to all references to our Firm included in this registration statement.

                                                  Arthur Andersen LLP

     Philadelphia, Pa.
     July 24, 1996